Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2011	2010
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(26,934)	$(24,865)
Additions:
Income tax expense	904	1,208
Noncontrolling interest in income of consolidated subsidiaries	6,088	4,503
Fixed charges, as shown below	37,566	28,610
Distributions received from equity-method investees	4,067	249
	48,625	34,570
Subtractions:
Equity in income (loss) of investees	214	(1,639)
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	214	(1,639)

Earnings as adjusted	$21,477	$11,344
Fixed charges:
Interest on indebtedness, expensed or capitalized	29,368	22,758
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,662	1,582
Interest within rent expense	6,536	4,270
Total fixed charges	$37,566	$28,610
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$16,089	$17,266